16941 Keegan Ave, Carson CA 90746
Phone & Fax (310) 735-0089

Ms. Lisa M. Kohl, Legal Branch Chief
Daniel Porco, Staff Attorney
Office of Consumer Products
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

April 20, 2016

Re:    U.S. Auto Parts Network, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 8, 2016
File No. 001-33264

Dear Ms. Kohl and Mr. Porco:

This letter is being transmitted by U.S. Auto Parts Network, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated April 18, 2016 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 8, 2016 (the “Preliminary Proxy”). The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

1.
We note disclosure in the proxy statement to the effect that a stockholder granting the Company a proxy confers discretionary authority on “any other business that may properly come before the Annual Meeting.” It appears you intend this discretionary authority to include any adjournment or postponement of the Annual Meeting. Please revise, consistent with the parameters of discretionary authority conferred with a proxy, as outlined in Rule 14a-4(c) and (d). Note that if you wish to use the proxies to vote to adjourn the meeting to solicit additional proxies, this must be listed as a separate matter on the proxy card and in the proxy statement.

Response: Pursuant to the Staff’s comment, we have revised the language set forth in the notice filed with the proxy statement to avoid the appearance that we intend to have discretionary authority to adjourn or postpone the meeting. We have also added language elsewhere in the proxy statement to clarify that if a quorum is not present at the meeting, the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

Voting; Quorum, page 2

2.
Please provide additional disclosure about how a “Withheld” vote will affect the outcome of Proposal One in view of the plurality voting standard in effect for the election of directors. If you have a director resignation policy that is triggered if a nominee receives a certain number of “Withheld” votes, please disclose this policy.

Response: Pursuant to the Staff’s comment, we have added the below language on page 2 of the proxy statement. The Company does not have a director resignation policy that is triggered if a nominee receives a certain number of “Withheld” votes.

Directors are elected by a plurality of votes of the holders of shares present in person or by proxy and entitled to vote on the election of directors. The three nominees receiving the highest number of “For” votes from the holders of shares present in person or represented by proxy and entitled to vote on the election of directors will be elected. “Withhold” votes will not be counted as votes cast, and, therefore, will have no effect on the election of directors.

3.	Please state whether holders of your common stock and Series A Convertible Preferred vote together as a single class.

Response: Pursuant to the Staff’s comment, we have added the requested disclosure.

Proxies, page 2

4.
You state that the ratification of the appointment of RSM LLP as the Company´s independent auditors is considered a routine matter and therefore brokers are entitled to vote shares held in street name. However, it is our understanding that exchange rules do not permit discretionary voting by brokers or other nominees on any matter in a contested solicitation. Please revise or advise. Please also revise your disclosure to describe the impact of broker non-votes for purposes of establishing a quorum.

Response: Pursuant to the Staff’s comment, we have revised the disclosure to state that since we have received notice from Cannell Capital stating that it intends to nominate its own slate of directors, all of the proposals in our proxy statement are considered “non-routine” and brokers therefore cannot vote shares held for a beneficial owner on any proposal. In addition, we disclosed that broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether any matter has been approved.

Letter from Cannell Capital LLC, page 3

5.
Please summarize the topics discussed during the investor meeting that occurred on March 14, 2016. Please provide additional detail regarding the number of meetings, in phone or in person that you had with Cannell Capital before the March 14, 2016 meeting.

Response: Pursuant to the Staff’s comment, we disclosed that prior to receiving the letter from Cannell on March 21, 2016, the Company met with Cannell in person or over the phone on September 10, 2015, December 11, 2015, and March 14, 2016. During each of these meetings, the Company presented a summary of the Company’s financials for the prior fiscal quarter.

6.
We note the disclosure that Cannell Capital’s nominees “would be reviewed by the Company’s Nominating and Corporate Governance Committee.” Please provide additional detail about the context of any such review, including whether the nominees are being reviewed for purposes of future nominations.

Response: Pursuant to the Staff’s comment, we disclosed that subsequent to the meeting with Cannell, on April 8, 2016, the Nominating and Corporate Governance Committee met and determined that the nominees proposed by Cannell did not possess the skills or expertise necessary to enhance the diversity of the Company’s Board of Directors and therefore would not be recommended as director nominees to the Company’s Board of Directors or reviewed for purposes of future nominations.

Solicitation, page 3

7.	Please disclose the total amount estimated to be spent and the total expenditures to date in connection with this solicitation. Please see Item 4(b)(4) of Schedule 14A.

Response: Pursuant to the Staff’s comment, we revised the disclosure to state that since we do not anticipate retaining a proxy solicitation firm, we have not incurred, nor do we expect to incur, any expenses in connection with the solicitation.

Proposal One, Election of Directors, page 5

8.
We note the disclosure that “[e]ach nominee for election is currently a member of our Board of Directors and has agreed to serve if elected.” Please confirm that each of the director nominees has also consented to be named in the proxy. Refer to Rule 14a-4(d)(1) and (4).

Response: Each member of the director nominees has consented to be named in the proxy statement. The disclosure has been revised accordingly.

9.
We note your disclosure that in the event a nominee is unable to serve or declines to serve at the time of the Annual Meeting, the proxies will be voted for any nominee who is designated by the present Board of Directors to fill the vacancy. Please revise the scope of this statement, consistent with the scope of the discretionary authority outlined in Rule 14a-4(c)(5).

Response: Pursuant to the Staff’s comment, we have clarified that we will exercise discretionary authority to vote for a substitute director nominee only in the event that any of the director nominees named in the proxy statement is unable to serve or for good cause will not serve at the time of the meeting.

10.
Please confirm that should the Board lawfully identify or nominate a substitute nominee before the meeting, the company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosures required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: The Company hereby confirms that should the Board lawfully identify or nominate a substitute nominee before the meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosures required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Annex A - Supplemental Information Regarding Participants

11.
In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply made on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Response: The Company hereby confirms that no participants have been the subject of criminal convictions within the last ten years.

Proxy Card

12.	Please mark the form of proxy card as preliminary as required by Rule 14a-6(e)(1).

Response: Pursuant to the Staff’s comment, we have marked the form of proxy card as preliminary.

*******

Please do not hesitate to contact the undersigned if you require any further information regarding the foregoing clarifications.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you again for the opportunity to respond to your comments and questions, and we will look forward to speaking with you soon.

Very truly yours,

/s/ David Eisler

David Eisler
VP, General Counsel